Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                    No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                    No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Minutes of Annual General Shareholders’ Meeting held on April 11, 2018

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Minutes of Annual General Shareholders’

Meeting held on April 11, 2018

Date, Time and Location:

April 11, 2018, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Attendance: (i) shareholders representing 76,7% of the social capital, according to the signatures appearing on the Shareholders Attendance Register and the remote voting forms sent by shareholders to the Company, pursuant CVM Instruction nr 481/09; (ii) the Vice-Chairman of the Board of Directors of the Company, Mr. Pedro Wongtschowski; (iii) the Chief Executive Officer of the Company, Mr. Frederico Pinheiro Fleury Curado; (iv) the Chief Financial and Investor Relations Officer of the Company, Mr. André Pires de Oliveira Dias; (v) Messrs. Flávio César Maia Luz and Geraldo Toffanello, as a members of the Fiscal Council of the Company, (vi) Mr. Wagner Bottino, enrolled in CRC under the nº 1SP196907/O-7, representing KPMG Auditores Independentes, independent audit firm of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 13, 14 and 15, 2018, at pages 60, 37 and 108, respectively, and in “Valor Econômico” on March 12, 13 and 14, 2018, at pages C3, C5 and C5, respectively.

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

Notice to Shareholders: Waived pursuant to publication of documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 23, 2018, under chapter “Empresarial”, page 28, and in “Valor Econômico” on February 23, 2017, at page C11.

Chairman and Secretary of the Meeting:

Chairman – Marcelo Fernandez Trindade.

Secretary – Sandra López Gorbe.

Order of the day:

In accordance with the published Call Notice.

Discussed and approved matters:

After reading the summary voting map which gathered together the votes received through the remote voting form, available to shareholders according to paragraph 4 of article 21-W of CVM Instruction 481/09, the reading of the matters to be discussed at the Annual General Shareholders’ Meeting was unanimously exempted, as they are fully known by shareholders. Subsequently, also by unanimity of all members in attendance, the minutes of the Meeting were approved to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3rd of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting were duly filed at the Company’s headquarters.

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

At the Annual Shareholder’s Meeting:

1. Approval, without amendments or qualifications, according to the voting map included as Exhibit I of these Minutes, with the abstention of those legally restricted, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the fiscal year ended on December 31, 2017.

2. Approval, without amendments or qualification, according to the voting map included as Exhibit I of these Minutes, of the destination of net earnings for the fiscal year ended on December 31, 2017, in the amount of R$ 1,574,305,745.48 (one billion, five hundred and seventy-four million, three hundred and five thousand, seven hundred and forty-five Reais and forty-eight cents), as follows:

a)	R$ 78,715,287.27 (seventy-eight million, seven hundred and fifteen thousand, two hundred and eighty-seven Reais and twenty-seven cents) will be allocated to the legal reserve;
b)

R$ 544,695,413.21 (five hundred and forty-four million, six hundred and ninety-five thousand, four hundred and thirteen Reais and twenty-one cents) will be allocated to the statutory reserve for investments; and

c)

R$ 950,895,045.00 (nine hundred and fifty million, eight hundred and ninety-five thousand and forty-five Reais) were allocated to the payment of dividends to shareholders, of which R$ 461,867,679.00 (four hundred and sixty-one million, eight hundred and sixty-seven thousand and six hundred and seventy-nine Reais) were paid as interim dividends as approved by the Board of Directors on August 09, 2017. The remaining balance of the dividend approved herein in the amount of R$ 489,027,366.00 (four hundred and eighty-nine million, twenty-seven thousand and three hundred sixty-six Reais), ratified and approved by the Board of Directors on February 21, 2018 were paid to shareholders, as of March 12, 2018.

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

The total dividends of the fiscal year ended on December 31, 2017 comprises R$ 787,152,872.74 (seven hundred and eighty-seven million, one hundred and fifty-two thousand, eighty hundred and seventy two Reais and seventy four cents) of mandatory dividends, and R$ 163,742,172.26 (one hundred and sixty three million, seven hundred and fourty-two thousand, one hundred and seventy two reais and twenty six cents), of complimentary dividends equivalent to a dividend per common share of R$ 1.75 (one Real and seventy-five cents).

3. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, of a maximum global annual limit for the Company’s management compensation of R$ 66,800,000.00 (sixty-six million and eight hundred thousand Reais), pursuant to the terms and composition of the proposal presented by the Management, filed at the Company's headquarters.

4. Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company and pursuant to Article 161 of Law 6404/76 and CVM Instruction nr 324/00, the approval of the election, according to the voting map included as Exhibit I of these Minutes, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual General Shareholders’ Meeting to be held in 2019 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

•

FLAVIO CÉSAR MAIA LUZ(effective member), Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, nr 162, Alphaville 2, in the City of Barueri, in the State of São Paulo; and

•

MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, nr 43, in the City of Vinhedo, and in the State of São Paulo;

•

WILLIAM BEZERRA CAVALCANTI FILHO(effective member), Brazilian, married, economist, registered under CPF/MF nr 530.627.607-53, resident and domiciled at Rua Gomes Carneiro, nr 55, apto. 101, in the city and state of Rio de Janeiro; and

•

PAULO CESAR PASCOTINI (alternate member), Brazilian, married, bank employee, registered under CPF/MF nr 246.904.300-04, resident and domiciled SQN 305, Block L, apt. 111, Edifício Guararapes, Asa Norte, in the City of Brasília, Distrito Federal; and

•

GERALDO TOFFANELLO (effective member), Brazilian, married, accountant, registered under CPF/MF nr 078.257.060-72, resident and domiciled at Rua Carlos Trein Filho, nr 1,171, apto. 701, in the City of Porto Alegre, in the State of Rio Grande do Sul; and

•	PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, registered under CPF/MF nr

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, nr 338-C, apt 23-B, in the City and State of São Paulo.

5. Approval, without amendments or qualifications, according to the voting map included as Exhibit I of these Minutes, of the remuneration for the members of the Fiscal Council herein elected, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 18,500.00 (eighteen thousand and five hundred Reais) and other effective members will be entitled to receive a monthly compensation of R$ 17,110.00 (seventeen thousand one hundred and ten Reais).

General Matters:

•

The Chairman recorded the receipt of voting instructions, including those from The Bank of New York Mellon with the respective voting tabulation report, which are filed in All the remaining documents discussed and approved by this Annual General Shareholders’ Meeting were also filed at the Company’s headquarters after being certified by the bureau of the meeting.

•

In compliance with article 21, paragraph 6 and article 30, paragraph 4 of the CVM Instruction 480/09, the total votes of approval, rejection or abstention in each item are included under Exhibit II that must be considered as part of the present document.

•

The members of the Fiscal Council, hereby elected, will be invested on their offices on this date, upon the signature of the respective deeds of investiture filed at the Company’s headquarters and, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, or any other impediments in accordance with Articles 147 and 162 of the Brazilian Corporate Law.

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

Closing:

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders

ULTRA S.A. PARTICIPAÇÕES

PEDRO WONGTSCHOWSKI

FREDERICO PINHEIRO FLEURY CURADO

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

ANDRÉ PIRES DE OLIVEIRA DIAS

ANA PAULA SANTORO CORIA, ANDRÉ COVRE; ANDRÉ LUÍS POLO; ANDRÉ LUIZ PEDRO BREGION; ANDRÉ PIRES DE OLIVEIRA DIAS; ANDRÉA CAMPOS SOARES; FLAVIO DO COUTO BEZERRA CAVALCANTI; HELANO PEREIRA GOMES; JERÔNIMO JOSÉ MERLO DOS SANTOS; JOÃO BENJAMIN PAROLIN; JOSE AUGUSTO DUTRA NOGUEIRA; JULIO CÉSAR NOGUEIRA; LEANDRO DEL CORONA; LEOCADIO DE ALMEIRA ANTUNES FILHO; LUCIANA DOMAGALA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; MIGUEL ROTHMANN JARROS; PEDRO JORGE FILHO; PLINIO LAERTE BRAZ; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO; RODRIGO DE ALMEIDA PIZZINATTO; TABAJARA BERTELLI COSTA

MONTEIRO ARANHA S.A.

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

JENNINGS LUIS IGEL HOFFENBERG

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

COX MASTER FUNDO DE INVESTIMENTO DE AÇÕES; CLARI FUNDO DE INVESTIMENTO EM AÇÕES; BLUE CAPITAL FUNDO DE INVESTIMENTO DE AÇÕES

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOSDO BANCO DO BRASIL - PREVI

BB PREVIDÊNCIA AÇÕES IBRX FUNDO DE INVESTIMENTOS; BB CAP AÇÕES FUNDO DE INVESTIMENTO; BB PREVIDENCIÁRIO AÇÕES GOVERNANÇA FI; BB TERRA DO SOL FUNDO DE INVESTIMENTOS MM CRÉDITO PRIVADO; BB CAP IBOVESPA INDEXADO FUNDO DE INVESTIMENTO EM AÇÕES; BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES; BB ETF S&P DIVIDENDOS BRASIL FUNDO DE ÍNDICE; BB BNC AÇÕES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO; BRASILPREV TOP A FUNDO DE INVESTIMENTO; BB TOP AÇÕES IBOVESPA INDEXADO FUNDO DE INVESTIMENTOS; BB TOP AÇÕES IBRX INDEXADO FUNDO DE INVESTIMENTOS; BB TOP AÇÕES IBOVESPA ATIVO FI; BB AÇÕES 22 FI

LUIZ BARSI FILHO

FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS - INVESTIMENTO NO EXTERIOR

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

JPMORGAN FUNDS; STICHING PENSIOENFONDS VOOR HUISARTSEN BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; GENESIS EMERGING MARKETS FUND LIMITED; T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN; JP MORGAN FUND ICVC - JPM EMERGING MARKETS FUND; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; T ROWE PRICE FUNDS SICAV; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; JTSB LTD AS TR FOR SUM TR AND BANK CO TD TR F; JPMORGAN LIFE LIMITED; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; THE CHANCELLOR, MASTERS & S OF T U OF O T OF THE O F O C A; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; UNIVERSITIES SUPERANNUATION SCHEME LTD; JPMORGAN BRAZIL INVESTMENT TRUST PLC; FORSTA AP-FONDEN; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MUTB400045795; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; JPMORGAN FUNDS (IRELAND) ICAV; NEW SOUTH WALES TREASURY CORPORATION AS TRUSTEE FOR THE ICNS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

ABERDEEN EMERGING MARKETS EQUITY FUND; ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL - EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN LATIN AMERICAN EQUITY FUND; ABERDEEN LATIN AMERICAN INCOME FUND LLC; ABERDEEN GLOBAL - SRI EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; AMP CAPITAL FUNDS MANAGEMENT LIMITED AS RESPONSIBLE ENTITY; COMGEST GROWTH PLC; FONDACO LUX EMERGING MARKETS EQUITY; ASSOCIATION DBEDRDPEPDLV

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

BLACKWELL PARTNERS LLC SERIES A; FIDELITY FUNDS SICAV; FIL GENESIS LIMITED; VANDERBILT UNIVERSITY; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; NUSHARES ESG EMERGING MARKETS EQUITY ETF

VINCI GAS FUNDO DE INVESTIMENTO EM AÇÕES

NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED

KIRON MASTER FUNDO DE INVESTIMENTO EM AÇÕES; KIRON GP FUNDO DE INVESTIMENTO DE AÇÕES; KIRON INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES

THE BANK OF NEW YORK MELLON

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

ESSOR EMERGENT; MAGELLAN BANCO SANTANDER S.A.; ALLIANZ EQUITY EMERGING MARKETS 1

ABSOLUTO LLC (RV) RV; AUDACE FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO INSTUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO LS MASTER FIA; BTG PACTUAL ABSOLUTO MASTER FIA; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FIA; BTG PACTUAL ANDRÔMEDA FIA; BTG PACTUAL ARF EQUITIES BRASIL FIA IE; BTG PACTUAL DISCOVERY FIM; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL GEMM BRAZIL INVESTMENTS LP RV; BTG PACTUAL HEDGE FIM; BTG PACTUAL ICATU SEG SELECT PREV MM FI PRE; BTG PACTUAL MULTI AÇÕES FIA; BTG PACTUAL MULTIMANAGER BBDC FIM; BTG PACTUAL MULTISTRATEGIES ADVANCED FIM; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM; BTG PACTUAL PENSION FIA PREVIDENCIÁRIO; BTG PACTUAL PENSION MM FI PREVIDENCIÁRIO; BTG PACTUAL PIPE FIA; BTG PACTUAL SICAV BRAZIL EQUITY PLUS FUND; BTG PACTUAL SICAV LATIN AMERICAN EQUITY FUND JP; FI CAIXA BTG PACTUAL X 10 MM LP; FIA AMIS;

FUNDO DE INVESTIMENTO MULTIMERCADO PREV 1; GERDAU PREVIDÊNCIA FIA 5

SHAREHOLDERS WHO PARTICIPATE OF THE ANNUAL GERAL MEETING OF THE COMPANY THROUGH REMOTE VOTING INFORM

SPARTA FUNDO DE INVESTIMENTO EM AÇÕES

TYLER FINANCE LLC

CONSTELLATION LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES

BARTHE HOLDINGS LLC

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES

NEO NAVITAS MASTER FUNDO DE INVESTIMENTO EM AÇÕES

FP NEO TOTAL RETURN FUNDO DE INVESTIMENTOS EM AÇÕES

ATMOS MASTER FUNDO DE INVESTIMENTO DE AÇÕES

ATMOS INSTITUCIONAL MASTER FIA

ATMOS TERRA FUNDO DE INVESTIMENTO EM AÇÕES

ABERDEEN CANADA - EMERGING MARKETS FUND

ABERDEEN COLLECTIVE INVESTMENT TRUST

ABERDEEN EMERGING MARKETS FUND

ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO

ADVANCED SERIES TRUST - AST J.P. MORGAN S O PORTFOLIO

ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO

ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

AMERICAN HEART ASSOCIATION, INC.

AQUILA EMERGING MARKETS FUND

ARIZONA PSPRS TRUST

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I

ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

ASCENSION ALPHA FUND, LLC

AUSTRALIA P.SUPERANNUATION SCHEME

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

AXA IM SUSTAINABLE EQUITY FUND

BANCHORY LIMITED

BELLSOUTH CORPORATION RFA VEBA TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

BIMCOR GLOBAL EQUITY POOLED FUND

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK EMERGING MARKETS LONG/SHORT EQUITY FUND OF BLACKRO

BLACKROCK GLOBAL FUNDS

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK GLOBAL SMALLCAP FUND INC

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LATIN AMERICA FUND INC

BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC

BLACKROCK LIFE LIMITED

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BMO MSCI EMERGING MARKETS INDEX ETF

BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO

BNY MELLON TR & DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BRIGHTHOUSE FUNDS TRUST I B/ABERDEEN EMER MARKETS EQU PORTF

BRIGHTHOUSE FUNDS TRUST I JPMORGAN GLOBAL ACTIVE ALLOC PORT

BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BT PENSION SCHEME

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM

CALVERT WORLD VALUES FUNDS, INC. - CALVERT E M E FUND

CANADIAN PACIFIC RAILWAY COMPANY PENSION TR F

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

CATHOLIC HEALTH EAST CONSOLIDATED MASTER RETIREMENT TRUST

CAVENDISH ASSET MANAGEMENT LIMITED

CDN ACWI ALPHA TILTS FUND

CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD

CF DV EMERGING MARKETS STOCK INDEX FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P  LAT A EQ FD

CHEVRON MASTER PENSION TRUST

CHEVRON UK PENSION PLAN

CIBC EMERGING MARKETS INDEX FUND

CITITRUST LIMITED AS TRUSTEE OF BLACKROCK PREMIER FUNDS - BL

CITY OF EDMONTON EQUITY UNIT TRUST

CITY OF NEW YORK DEFERRED COMPENSATION PLAN

CMLA EMERGING MARKETS FUND

CMLA INTERNATIONAL SHARE FUND

COLLEGE RETIREMENT EQUITIES FUND

COLLEGES OF APPLIED ARTS AND TECHNOL. P.PLAN

COLONIAL FIRST STATE INVESTMENT FUND 10

COLONIAL FIRST STATE INVESTMENT FUND 50

COLUMBIA EM CORE EX-CHINA ETF

COLUMBIA EM QUALITY DIVIDEND ETF

COMMONWEALTH BANK GROUP SUPER

COMMONWEALTH EMERGING MARKETS FUND 6

COMMONWEALTH EMERGING MARKETS FUND 7

COMMONWEALTH GLOBAL SHARE FUND 22

COMMONWEALTH GLOBAL SHARE FUND 23

COMMONWEALTH SUPERANNUATION CORPORATION

COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED INDEX E

CONSOLIDATED EDISON RETIREMENT PLAN

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

DESJARDINS EMERGING MARKETS FUND

DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL

DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DGIA EMERGING MARKETS EQUITY FUND L.P.

DIVERSIFIED MARKETS (2010) POOLED FUND TRUST

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EMERGING MARKETS ALPHA TILTS FUND

EMERGING MARKETS ALPHA TILTS FUND B

EMERGING MARKETS EQUITY - CANADA FUND

EMERGING MARKETS EQUITY ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EQUITY SELECT ETF

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS OPPORTUNITIES LR FUND

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

F&C COMMINGLED FUND II LIMITED - F&C RES EMER MARK EQ ESG F

F&C PORTFOLIOS FUND - F&C GL EM MK PORTFOLIO

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FINANCIAL SECTOR DEVELOPMENT FUND

FIRST STATE INVEST ICVC - STEWART INVEST LATIN AMERICA FUND

FIRST TRUST ABERDEEN EMERGING OPPORTUNITY FUND

FIRST TRUST BICK INDEX FUND

FISHER INVESTMENTS COLLECTIVE TRUST

FISHER INVESTMENTS EMERGING MARKETS EQUITY ESG UNI

FISHER INVESTMENTS INSTITUTIONAL FUNDS PUBLIC LTD COMPANY

FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS E F

FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS EQUI

FLORIDA RETIREMENT SYSTEM TRUST FUND

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANCISCAN ALLIANCE, INC.

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FUNDAMENTAL LOW V I E M EQUITY

FUTURE FUND BOARD OF GUARDIANS

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GENESIS EMERGING MARKETS BUSINESS TRUST

GENESIS EMERGING MARKETS LTD PARTNERSHIP

GIVI GLOBAL EQUITY FUND

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EMER MKTS ESG FUND - RESP EMER MKTS EQUITY SCR ESG FD

GLOBAL EX-US ALPHA TILTS FUND B

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF

GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS

GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT PORTFOLIO

GOLDMAN SACHS PROFIT SHARING MASTER TRUST

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND

GOTHIC CORPORATION

GOTHIC ERP, LLC

GOTHIC HSP CORPORATION

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

GOVERNMENT OF SINGAPORE

GUIDEMARK EMERGING MARKETS FUND

GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND

HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO

HERMES INVESTMENT FUNDS PLC ON BEHALF OF HERMES GLOBAL EMF

IBM 401 (K) PLUS PLAN

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESTORS GROUP CORPORATE CLASS INC

INVESTORS GROUP TRUST COMPANY LIMITED

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

IRISH LIFE ASSURANCE PLC

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES INTERNATIONAL DIVIDEND GROWTH ETF

ISHARES IV PUBLIC LIMITED COMPANY

ISHARES LATIN AMERICA 40 ETF

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL CAPPED ETF

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

ISHARES MSCI BRAZIL UCITS ETF USD (ACC)

ISHARES MSCI BRIC ETF

ISHARES MSCI EM ESG OPTIMIZED ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

ISHARES PUBLIC LIMITED COMPANY

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

K INVESTMENTS SH LIMITED

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

KAPITALFORENINGEN UNIPENSION INVEST GLOBALE AKTIER IV

KIEGER FUND I - KIEGER GLOBAL EQUITY FUND

KOOKMIN BK AS TRUSTEE OF JPM CES AMERICA EQUITY INVEST TRUST

LABORERS ANNUITY & BENEFIT FUND OF CHICAGO

LATTICE EMERGING MARKETS STRATEGY ETF

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL & GENERAL FUTURE WORLD EQUITY FACTORS INDEX

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

LEGAL & GENERAL ICAV

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF

LEGG MASON FUNDS ICVC - LEGG MASON EMERGING MARKETS EQUITY F

LEGG MASON GLOBAL FUNDS PLC

MACKENZIE EMERGING MARKETS OPPORTUNITIES CLASS

MACKENZIE EMERGING MARKETS OPPORTUNITIES FUND

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

MACKENZIE EMERGING MKT CLASS

MANAGED PENSION FUNDS LIMITED

MANULIFE GLOBAL FUND

MDPIM EMERGING MARKETS EQUITY POOL

MERCER QIF FUND PLC

METZLER ASSET MANAGEMENT GMBH FOR MI - FONDS 415

MFS EMERGING MARKETS EQUITY FUND

MFS EMERGING MARKETS EQUITY FUND (CAN)

MFS EMERGING MARKETS EQUITY TRUST

MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST

MFS INSTITUTIONAL ADVISORS, INC.

MFS INVESTMENT FUNDS - EMERGING MARKETS EQUITY FUND

MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY FUND

MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND

MFS VARIABLE INSURANCE TRUST II -MFS E M EQUITY PORTFOLIO

MIP ACTIVE STOCK MASTER PORTFOLIO

MM SELECT EQUITY ASSET FUND

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL ELEVATOR INDUSTRY PENSION PLAN

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

NAVARRO 1 FUND LLC

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST LUXEMBOURG MANAG COMP S.A. O B OF V FCP-SIF

NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

NORTHERN TRUST UCITS FGR FUND

NORTHWESTERN MUTUAL SERIES FUND, INC.- E.M.E.P.

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTCC COLLECTIVE FUNDS FOR GRANTOR TRUSTS

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

OHIO POLICE AND FIRE PENSION FUND

OLD WESTBURY LARGE CAP STRATEGIES FUND

ONTARIO PENSION BOARD

ONTARIO TEACHERS PENSION PLAN BOARD

OPPENHEIMER EMERGING MARKETS REVENUE ETF

OPPENHEIMER GLOBAL ESG REVENUE ETF

OPPENHEIMER GLOBAL REVENUE ETF

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD.

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PEOPLE S BANK OF CHINA

PEPSICO INC. MASTER RETIREMENT TRUST

PICTET - EMERGING MARKETS INDEX

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

PLEIADES TRUST

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

POWERSHARES G F IRELAND P L C P FTSE RAFI ALL W 3000 U ETF

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO;

POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCRI ROBECO CUSTOMIZED QUANT EMERGING MARKETS FONDS

SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR MSCI ACWI LOW CARBON TARGET ETF

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR S&P EMERGING MARKETS ETF

SPDR S&P EMERGING MARKETS FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

ST LT DEP SCOTTISH WIDOWS TRKS LAT AMR FUN

ST STR RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON TR FD

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

ST. JOSEPH HEALTH SYSTEM

STATE OF ALASKA DEPARTMENT OF ADMINISTRATION

STATE OF CONNECTICUT RET PLANS AND TRT FUN

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE ST B AND T C INV F F T E RETIR PLANS

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO

STATE STREET IRELAND UNIT TRUST

STATE STREET RAFI EMERGING MARKETS INDEX NON-LENDING COMMON

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

STICHTING BEDRIJFSPENS ZORGVERZEKERAARS

STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU

STICHTING PENSIOENFONDS ING (PFI)

STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

SUNSUPER SUPERANNUATION FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF THE PENSION PROTECTION FUND

THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY

THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY

THE CALIFORNIA ENDOWMENT

THE DUKE ENDOWMENT

THE GENESIS EMERG.MARKETS INVEST. CO SICAV

THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM

THE GOVERNMENT OF THE PROVINCE OF ALBERTA

THE HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

THE LATIN AMERICAN DISCOVERY FUND, INC.

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

THE MASTER TR BK OF JAPAN, LTD. AS TR OF E C S ACT MO FUND

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

THE MASTER TR BK OF JPN,LTD AS TR OF JPM EM EQ FOCUS MTHER F

THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB300041293-S

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE NOMURA T AND B CO LTD RE NIPPON C E MARKETS MOTHER FUND

THE NORTHWESTERN MUTUAL LIFE INSURANCE C - GASA FN SUBA S 4

THE PENSION RESERVES INVESTMENT MANAG.BOARD

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE TEXAS EDUCATION AGENCY

THE TREASURER OF THE S OF J ON B OF THE S OF J COMM INV FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO

THRIVENT PARTNER EMERGING MARKETS EQUITY FUND

THRIVENT PARTNER WORLDWIDE ALLOCATION FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

TMT BK OF J, LTD. AS T FOR RUSSELL EMER DIVID G MOTHER FUND

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRINITY HEALTH CORPORATION

TRINITY HEALTH PENSION PLAN

TRUST & CUSTODY S BK, LTD. AS TR FOR COMGEST E EQUITY FUND

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

UAW RETIREE MEDICAL BENEFITS TRUST

UPS GROUP TRUST

UTAH STATE RETIREMENT SYSTEMS

VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL DIVIDEND APPRECIATION INDEX FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

VANGUARD INVESTMENT SERIES PLC

VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VICTORIAN FUNDS MAN C A T F V E M T

VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

VIRTUS GLOVISTA EMERGING MARKETS ETF

VONTOBEL EMERGING MARKETS I FUND S I OF THE S M-S FUND, L.P.

VONTOBEL GLOBAL EMERGING MARKETS EQUITY INSTITUTIONAL FUND

VONTOBEL INVESTMENT TRUST

VOYA EMERGING MARKETS INDEX PORTFOLIO

VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON TRUST COMPANY N.A.

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

WHEELS COMMON INVESTMENT FUND

WISDOMTREE EMERGING MARKETS DIVIDEND FUND

WISDOMTREE EMERGING MARKETS DIVIDEND INDEX ETF

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND

X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF

FLÁVIO CESAR MAIA LUZ – Chairman of the Fiscal Council

GERALDO TOFFANELLO – Member of the Fiscal Council

WAGNER BOTTINO – Independent Auditor of the Company

MARCELO FERNANDEZ TRINDADE – Chairman of the meeting

SANDRA LÓPEZ GORBE – Secretary of the meeting

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

Exhibit I to the Minutes of the General Shareholders

Meeting, held on April 11, 2018

In accordance to CVM Instruction nr 480, as amended, ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) informs below the total number of votes “for”, total number of votes “against” and total number of abstentions of each decision taken:

1.

Approval of the Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2017 together with the report from the Independent Auditors and the opinion from the Fiscal Council.

Number of votes “for”	385,790,105/92.6% of present shareholders
Number of votes “against”	2,652/0.0% of present shareholders
Number of abstentions	30,776,560/7.4%of present shareholders

2.	Allocation of net earnings for the fiscal year ended on December 31, 2017.

Number of votes “for”	416,564,288/100.0% of present shareholders
Number of votes “against”	4,479/0.0% of present shareholders
Number of abstentions	550/0.0% of present shareholders

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

3.	Approval of the Management’s compensation.

Number of votes “for”	405,685,773/97.4% of present shareholders
Number of votes “against”	10,577,842/2.5% of present shareholders
Number of abstentions	305,702/0.1 %of present shareholders

4.	Election of the members of the Fiscal Council and respective alternate members.

Mr. Flávio César Maia Luz (effective) and Mr. Márcio Augustus Ribeiro (alternate)

Number of votes “for”	411,378,544/98.8% of present shareholders
Number of votes “against”	1,412,068/0.3% of present shareholders
Number of abstentions	3,778,705/0.9% of present shareholders

Mr. Geraldo Toffanello (effective) and Mr. Pedro Ozires Predeus (alternate)

Number of votes “for”	411,378,399/98.8% of present shareholders
Number of votes “against”	1,412,214/0.3% of present shareholders
Number of abstentions	3,778,704/0.9% of present shareholders

Mr. William Bezerra Cavalcanti Filho (effective) and Mr. Paulo Cesar Pascotini (alternate)

Number of votes “for”	411,878,399/98.9% of present shareholders
Number of votes “against”	1,412,214/0.3% of present shareholders
Number of abstentions	3,278,704/0.8% of present shareholders

(Minutes of the Annual General Shareholders’ Meeting held on April 11, 2018)

5.	Approval of their compensation for the term of office of the members of the Fiscal Council of the Company.

Number of votes “for”	416,040,733/99.9% of present shareholders
Number of votes “against”	8,451/0.0% of present shareholders
Number of abstentions	520,133/0.1% of present shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2018

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Minutes of Annual General Shareholders’ Meeting held on April 11, 2018)